RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2010

(Unaudited)

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	September 30	December 31
	2010	2009

	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$11,337,717	$2,377,399
Temporary investments (note 4)	74,323,332	125,418,231
Marketable securities (note 5)	154,934	66,532
Amounts receivable	1,326,609	1,108,511
Prepaid expenses	298,180	333,343
	87,440,772	129,304,016

Other investments (note 6)	657,443	1,127,819
Buildings and equipment (note 7)	3,051,911	987,245
Mineral property costs (note 8) (Schedule)	159,909,494	114,209,833
Reclamation deposits (note 9)	498,000	498,000
	$251,557,620	$246,126,913

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,445,088	$4,038,999
Corporate income tax payable	7,150	-
	9,452,238	4,038,999

Future income taxes	13,134,374	13,391,328
Shareholders’ equity
Share capital (note 10)	247,407,925	246,391,590
Contributed surplus (note 10(d))	13,121,217	5,750,527
Deficit	(30,925,398)	(22,659,689)
Accumulated other comprehensive income (note 11)	(632,736)	(785,842)
	228,971,008	228,696,586
	$251,557,620	$246,126,913

See accompanying notes to the consolidated financial statements

Asset retirement obligations (note 9)
Commitments (note 13)

Approved by the Board of Directors: "David Adamson"	"Julian Kemp"

David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2010	2009	2010	2009
		(Restated) (Note 15)		(Restated) (Note 15)
Expenses
Amortization	$15,025	$7,544	$26,572	$58,811
Consulting	395,199	-	520,736	-
General mineral exploration	6,728	50,757	123,520	166,484
Insurance	122,627	43,683	379,000	124,400
Investor relations	120,092	115,253	544,085	435,886
Office and rent	72,620	26,990	179,011	121,636
Part XII.6 flow-through tax	-	-	(404)	26,102
Professional fees	113,456	63,574	432,570	174,623
Salaries	427,451	259,605	1,353,176	779,920
Stock-based compensation (note 10(b))	687,873	297,787	4,710,919	1,336,680
Transfer agent and regulatory filing fees	43,362	30,181	154,002	98,188
Travel and accommodation	116,649	25,493	290,565	85,458

Loss before other items	(2,121,082)	(920,867)	(8,713,752)	(3,408,188)
Interest and other income	135,290	45,787	327,738	150,656
Foreign exchange gains	455,364	1,178,364	282,329	1,880,531
Option and administration fees in excess of property costs	71,932	(2,227)	294,688	225,525
(Loss) gain on sale of investments	18,792	2,382	(425,649)	(92,817)
(Loss) income before income taxes	(1,439,704)	303,439	(8,234,646)	(1,244,293)
Current income tax expense	-	-	(7,150)	(3,902)
Future income tax recovery (expense)	(214)	(227,244)	(23,913)	1,941,281
(Loss) net income for the period	(1,439,918)	76,195	(8,265,709)	693,086
Deficit, beginning of the period	(29,485,480)	(21,486,469)	(22,659,689)	(22,103,360)
Deficit, end of the period	$(30,925,398)	$(21,410,274)	$(30,925,398)	$(21,410,274)

Basic and diluted income (loss) per common share	$(0.01)	$0.00	$(0.04)	$0.00
Weighted average number of common shares outstanding	213,559,435	192,467,730	213,324,654	181,333,254
Fully diluted weighted average number of common shares outstanding*	213,559,435	196,992,843	213,324,654	184,937,152

*
The addition of share options in the three and nine months ended September 30, 2010, would have an anti-dilutive impact on the diluted net loss per share calculation.  As a result, these share options have been excluded from the calculation of fully diluted common shares in these periods.

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Income (Loss)
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2010	2009	2010	2009
		(Restated) (Note 15)		(Restated) (Note 15)

Net income (loss) for the period	$(1,439,918)	$76,195	$(8,265,709)	$693,086

Other comprehensive income (loss) in the period
Fair value adjustments to available for sale financial instruments
Temporary investments	(13,814)	(8,119)	(12,816)	(21,012)
Other investments and marketable securities	9,329	41,738	(259,727)	275,240
Realized loss (gain) on investments in public companies reclassified to net income	(18,792)	(2,382)	425,649	93,383
Other comprehensive income (loss) in the period	(23,277)	31,237	153,106	347,611
Comprehensive income (loss) for the period	(1,463,195)	107,432	(8,112,603)	1,040,697

Accumulated comprehensive loss, beginning of the period	(30,094,939)	(22,499,236)	(23,445,531)	(23,432,501)
Accumulated comprehensive loss, end of the period	$(31,558,134)	$(22,391,804)	$(31,558,134)	$(22,391,804)

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended September 30		For the 9 months ended September 30
	2010	2009	2010	2009
		(Restated) (Note 15)		(Restated) (Note 15)
Cash Provided by (Used for):
Operating Activities
Net income (loss) for the period	$(1,439,918)	$76,195	$(8,265,709)	$693,086
Adjustment for items which do not involve cash:
Amortization	15,025	7,544	26,572	58,811
Stock-based compensation in administration	687,873	297,787	4,710,919	1,336,680
Loss (gain) on sale of investments	(18,792)	(2,948)	425,649	92,817
Foreign exchange gains	(459,190)	(1,178,364)	(285,563)	(1,880,531)
Option receipts in excess of property cost	(173,105)	(5,250)	(210,502)	(105,663)
Interest and other income	71,627	(2,197)	220,887	54,972
Future income tax (recovery) expense	4,911	227,244	28,610	(1,941,281)
	(1,311,569)	(579,989)	(3,349,137)	(1,691,109)
Changes in non-cash working capital components:
Prepaid expenses	272,192	40,407	35,163	(52,457)
Amounts receivable	(973,699)	(363,202)	(218,098)	(429,708)
Accounts payable and accrued liabilities	421,467	200,216	847,097	401,740
Income taxes payable	-	(1,257)	7,150	(22,355)
	(1,591,609)	(703,825)	(2,677,825)	(1,793,889)
Investing Activities
Temporary investments	16,548,459	(1,607,626)	50,861,195	(51,474,393)
Mineral property costs	(10,636,146)	(8,053,786)	(37,657,957)	(17,793,695)
Reclamation deposits	-	-	-	(493,000)
Recovery of property costs	138,998	32,565	180,807	68,201
Purchase of equipment	(1,079,334)	(501,320)	(2,320,379)	(817,964)
Proceeds on sales of investments	183,680	25,893	332,752	147,176
	5,155,657	(10,104,274)	11,396,418	(70,363,675)
Financing Activities
Common shares issued	14,180	450,124	257,605	56,933,665
Share issue costs	-	-	(15,880)	(2,554,975)
	14,180	450,124	241,725	54,378,690

Net cash provided (used) during the period	3,578,228	(10,357,975)	8,960,318	(17,778,874)
Cash and cash equivalents, beginning of the period	7,759,489	11,332,850	2,377,399	18,753,749
Cash and cash equivalents, end of the period	$11,337,717	$974,875	$11,337,717	$974,875

See Note 14 for Supplemental Disclosure of Non-Cash Investing and Financing Activities
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31, 2009	Gross Expenditures 2010	Recovery 2010	Balance September 30, 2010
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$4,616,513	$521,736	$-	$5,138,249
Exploration costs:
Geological and geochemical	3,464,149	2,770,427	-	6,234,576
Drilling	30,129,857	10,336,357	-	40,466,214
Geophysical	513,697	104,900	-	618,597
Travel and accommodation	402,772	52,004	-	454,776
Other	732,714	1,846,626	-	2,579,342
Underground exploration	17,701,609	27,856,096	-	45,557,703
Amortization	80,979	229,140	-	310,119
	57,642,290	43,717,286	-	101,359,576

Other Red Lake Properties
Acquisition and option payments	656,630	140,566	(153,619)	643,577
Exploration costs:
Geological and geochemical	1,873,454	100,224	-	1,973,678
Drilling	4,141,393	1,267,351	-	5,408,744
Geophysical	527,512	573,093	(27,190)	1,073,415
Travel and accommodation	157,784	7,634	-	165,418
Other	77,058	44,323	-	121,381
Administration fees (earned)	(724,425)	-	-	(724,425)
	6,709,406	2,133,191	(180,809)	8,661,788

UNITED STATES OF AMERICA
ALASKA
Alaska Properties
Acquisition and option payments	37,200,284	-	-	37,200,284
Exploration costs
Geological and geochemical	1,853,063	10,529	-	1,863,592
Drilling	2,371,509	-	-	2,371,509
Travel and accommodation	26,230	-	-	26,230
Claim rental	1,250,423	-	-	1,250,423
	42,701,509	10,529	-	42,712,038

NEVADA
Nevada Properties
Acquisition and option payments	6,177,535	-	-	6,177,535
Exploration costs
Geological and geochemical	407,421	19,464	-	426,885
Geophysics	569,927	-	-	569,927
Other	1,745	-	-	1,745
	7,156,628	19,464	-	7,176,092

Mineral property costs	$114,209,833	$45,880,470	$(180,809)	$159,909,494

See accompanying notes to the consolidated financial statements.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist. The Company is in the development stage with no source of operating revenue and is dependent upon equity or debt financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2009.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2009.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  All inter-company balances have been eliminated.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests, the determination of stock-based compensation and the determination of future income tax liability and valuation allowances.

3.	CHANGES IN ACCOUNTING POLICIES

Canadian Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

(a)      Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

(b)      International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company expects the transition to IFRS to impact accounting policies, financial reporting and information technology systems and processes.

4.	TEMPORARY INVESTMENTS

Temporary investments consists of Government of Canada T-Bills maturing at various dates in 2010 and 2011, with an aggregate carrying value and market value of $74,323,332 at September 30, 2010 (December 31, 2009 - $125,418,231) and effective interest rates ranging from 0.4% to 0.916%   Market value is determined from broker quotations.

5.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $154,934 at September 30, 2010 (December 31, 2009 - $66,532).  Market values were based on quoted prices in an active market.

6.	OTHER INVESTMENTS

	September 30, 2010	December 31, 2009
	Carrying and Market Value	Carrying and Market Value

Investments in companies spun-off (1)	$17,294	$168,694
Investments in other public company shares (2)	640,149	959,125

	$657,443	$1,127,819

(1)
Investment in companies spun-off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement.  The September 30, 2010 carrying value and fair value of $17,294 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

6.	OTHER INVESTMENTS (continued)

(2)
Other investments in public company shares have aggregate carrying and market value of $640,149 at September 30, 2010. Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

7.	BUILDINGS AND EQUIPMENT

			September 30, 2010	December 31, 2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Assets under construction	$1,002,420	$-	$1,002,420	$-
Computer equipment	246,923	(115,953)	130,970	120,061
Furniture and fixtures	167,037	(87,148)	79,889	91,302
Software	276,636	(157,206)	119,430	80,745
Leasehold improvements	12,291	(9,910)	2,381	3,073
Field equipment	1,333,601	(143,493)	1,190,108	235,299
Trucks	187,959	(37,263)	150,696	59,890
Buildings	411,352	(35,335)	376,017	396,875

	$3,638,219	$(586,308)	$3,051,911	$987,245

8.	MINERAL PROPERTY INTERESTS

There were no changes in the principal property interests of the Company during the nine-month period ended September 30, 2010.  See Interim Consolidated Statements of Mineral Property Costs for details on project related expenditures.

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations almost entirely consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional deposits will be required if closure amount estimates increase.  (An additional amount of $5,000 is on deposit in BC for past reclamation obligations).

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

10.	SHARE CAPITAL

(a)	Authorized share capital consists of unlimited common shares without par value. Issued share capital consists of the following:

	9 Months Ended September 30, 2010			Year Ended December 31, 2009
	Number of Shares	$		Number of Shares	$
Balance, beginning of the period	213,218,014		246,391,590	156,151,871		109,912,429
Public offering	-		(15,878)	18,975,000		81,398,435
Private placements	-		-	25,000,000		37,445,025
Stock options exercised (1)	200,500		403,075	2,408,300		3,255,186
Consideration for property acquisition	54,054		215,134	-		-
Consideration issued to satisfy benefit agreement obligation	91,606		414,004	-		-
Warrants exercised	-		-	10,682,843		16,024,265
Flow-through renunciation	-		-	-		(1,643,750)

Balance, end of the period	213,564,174		247,407,925	213,218,014		246,391,590

(1)	Inclusive of the original $145,470 (2009 - $1,070,796) fair value of these options re-allocated from contributed surplus to share capital on exercise.

(b)           Stock Options

The Company has an incentive stock option plan that authorizes the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company.  Pursuant to Toronto Stock Exchange rules, a stock option plan must be approved by the shareholders and thereafter any unallocated options under the plan must be approved by the shareholders every three years.  The Company’s unallocated options under the plan expired on May 14, 2010 and to date have not been renewed.  As a result, while the Company may continue to grant options under the stock option plan, no options granted after May 14, 2010 may be exercised until shareholder approval has been received for such grants.

Under the plan, there are no required vesting terms for options.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

On May 31, 2010 and August 9, 2010 the Company conditionally granted 200,000 and 90,000 options respectively at exercise prices ranging from $3.63 to $4.23.  As these grants have not been approved by the shareholders, these options are not exercisable and as a result, are not considered issued.  In recognition of the fact such options are not exercisable, the Company has agreed that if these options are not approved by the shareholders within six months of issuance, the options will be cancelled and equal stock appreciation rights will be issued which, if exercised, will be settled in cash.  The amount of cash payable under such stock appreciation rights will be the difference between the Company’s share price on the exercise date and the exercise price of the option.  As the stock appreciation rights require no further shareholder or director approval they are considered issued as of the date of option grant.  As of September 30, 2010, the Company has recorded $60,721 as a charge to income and $6,794 as an addition to mineral properties in relation to these rights.  If the Company’s shareholders approve the grant of the stock options within the specified six month period, then this charge will be reversed and a stock based compensation charge related to incentive stock options will be recorded.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

10.      SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options.

	9 Months Ended September 30, 2010		Year Ended December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance, beginning of the period	5,755,000	1.46		4,733,300		0.93
Granted	3,059,000	5.02		3,485,000		1.80
Exercised	(200,500)	1.28		(2,408,300)		0.91
Expired/Cancelled	(93,000)	4.94		(55,000)		1.31

Outstanding, end of the period (1)	8,520,500	2.70		5,755,000		1.46
Exercisable, end of the period	6,752,500	2.14		3,792,500		1.12

(1)	At September 30, 2010, the weighted-average remaining contractual life of stock options outstanding is 3.22 years (2009 – 3.39)

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	9 Months Ended September 30, 2010	9 Months Ended September 30, 2009
Risk-free interest rate (%)	2.73%	1.88%
Expected life (years)	3.5 years	5.0 years
Expected volatility (%)	71%	67%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted was $2.62 (2009 - $0.83) during the nine month period ended September 30, 2010.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

10.      SHARE CAPITAL (continued)

(c)      Summary of stock options outstanding:

September 30, 2010
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		Years
$0.48 - $0.76	1,085,000		0.66	0.89
$1.04	1,165,000		1.04	2.37
$1.31 - $1.46	2,194,500		1.31	3.27
$1.68 - $3.13	830,000		2.50	2.99
$3.96 - $4.53	755,000		4.18	4.44
$5.22	2,491,000		5.22	4.29

Total Stock Options	8,520,500		2.70	3.22

(d)      Summary of changes in contributed surplus:

	9 Months Ended September 30, 2010	Year Ended December 31, 2009
Balance, beginning of the period	$5,750,527	$4,012,933
Stock-based compensation – administration	4,710,919	1,638,405
Stock-based compensation – mineral property costs	2,805,241	1,169,985
Fair value of stock options allocated to shares issued on exercise	(145,470)	(1,070,796)

Balance, end of the period	$13,121,217	$5,750,527

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30 2010	December 31 2009
Accumulated other comprehensive loss, beginning of the period	$(785,842)	$(1,329,141)
Other comprehensive income for the period	153,106	543,299

Accumulated other comprehensive loss, end of the period	$(632,736)	$(785,842)

Components of accumulated other comprehensive loss, September 30
Unrealized losses on temporary investments	$(83,078)	$(70,262)
Unrealized losses on marketable securities and other investments - public company shares	(549,658)	(715,580)

	$(632,736)	$(785,842)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2010, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $366,087 and $553,706 respectively (2009 - $20,018, $434,930).  The fees include $325,344 of recoverable amounts that are included in amounts receivable as at September 30, 2010.  The balance of the fees is recorded within the professional fees line item of these financial statements. As at September 30, 2010, this law firm is owed $375,044 (December 31, 2009 - $5,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

13.	COMMITMENTS

(a)	At September 30, 2010, the Company had $285,334 in remaining lease payments for the use of its Vancouver office to September 30, 2013.

(b)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended September 30, 2010, the Company received common shares of other companies valued at $210,502 (2009 - $105,662) pursuant to the terms of property and joint venture agreements.  The Company has excluded from its investing cash flows $7,432,011 (2009 - $3,015,776) in accounts payable relating to mineral property costs.  Other non-cash investments included $2,805,241 (2009 - $1,006,443) recorded in property expenditures for stock based compensation awarded to personnel working on mineral properties, $229,140 (2009 – $37,377) recorded in property expenditures for amortization and $629,139 (2009 – $nil) recorded in property expenditures for expenditures paid by share issues.

	3 Months Ended September 30				9 Months Ended September 30
	2010		2009		2010		2009
	$		$		$		$
During the period, the Company paid and received the following:
Interest received		58,258		(4,224)		162,167		95,684
Interest paid		3,765		168		4,071		2,479

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

15.	RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for periods up to and including September 30, 2009.  As a result of the items arising from this review, the Company determined that the following amendments should be reflected in the comparative financial statements for the period ended September 30, 2009.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

(a)	A foreign exchange gain for the three and nine month period ended September 30, 2009 of $1,178,364 and $1,880,531 respectively.

(b)	Foreign exchange losses for periods up to December 31, 2008 of $751,957 resulting in a net deficit increase of $751,957 as at December 31, 2008.

These adjustments had no affect on the Company’s cash flows.

The effects of the above changes on the Company’s restated comparative financial statements are summarized as follows:

	Reference	As previously reported		Adjustment		As restated
		$		$		$
For the three month period ended September 30, 2009:

Statement of operations and deficit
Foreign exchange gain	(a)		-		1,178,364		1,178,364
Net income (loss) for the period	(a)		(1,102,169)		1,178,364		76,195
Deficit, beginning of the period	(b)		(21,436,679)		(49,790)		(21,486,469)
Deficit, end of the period	(a) and (b)		(22,538,848)		1,128,574		(21,410,274)
Income (loss) per share	(a)		(0.01)		(0.01)		0.00

Statement of comprehensive loss
Comprehensive income	(a)		(1,070,932)		1,178,364		107,432
Accumulated comprehensive loss, beginning of the period	(b)		(22,449,446)		(49,790)		(22,499,236)
Accumulated comprehensive loss, end of the period	(a) and (b)		(23,520,378)		1,128,574		(22,391,804)

Statement of cash flows
Net income for the period	(a)		(1,102,169)		1,178,364		76,195
Adjustments for items which do not involve cash
Foreign exchange gain	(a)		-		(1,178,364)		(1,178,364)
Decrease in cash and cash equivalents	(a)		(10,357,975)		-		(10,357,975)

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements – Unaudited
September 30, 2010
(Stated in Canadian Dollars)

15.	RESTATEMENT OF FINANCIAL STATEMENTS (continued)

	Reference	As previously reported		Adjustment		As restated
		$		$		$
For the nine month period ended September 30, 2009:

Statement of operations and deficit
Foreign exchange gain	(a)		-		1,880,531		1,880,531
Net income (loss) for the period	(a)		(1,187,445)		1,880,531		693,086
Deficit, beginning of the period	(b)		(21,351,403)		(751,957)		(22,103,360)
Deficit, end of the period	(a) and (b)		(22,538,848)		1,128,574		(21,410,274)
Income (loss) per share	(a)		(0.01)		0.01		0.00

Statement of comprehensive loss
Comprehensive income	(a)		(839,834)		1,880,531		1,040,697
Accumulated comprehensive loss, beginning of the period	(b)		(22,680,544)		(751,957)		(23,432,501)
Accumulated comprehensive loss, end of the period	(a) and (b)		(23,520,378)		1,128,574		(22,391,804)

Statement of cash flows
Net income for the period	(a)		(1,187,445)		1,880,531		693,086
Adjustments for items which do not involve cash
Foreign exchange gain	(a)		-		(1,880,531)		(1,880,531)
Increase in cash and cash equivalents	(a)		(17,778,874)		-		(17,778,874)